SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	033-25900
CUSIP NUMBER	043509108

[  ]  Form 10-K     [  ]  Form 20-F     [  ]  Form 11-K     [X]  Form 10-Q     [  ]  Form NSAR     [  ]  Form N-CSR

For the period ended: May 26, 2007

[  ]   Transition Report on Form 10-K
[  ]   Transition Report on Form 20-F
[  ]   Transition Report on Form 11-K
[  ]   Transition Report on Form 10-Q
[  ]   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Ascendia Brands, Inc. 100 American Metro Boulevard, Suite 108 Hamilton, New Jersey 08619

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

[X]

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the thirteen weeks ended May 26, 2007 could not be filed within the prescribed time period because the Registrant requires additional time to complete the review of the results of operations for the thirteen weeks ended May 26, 2007 and the preparation of the related financial statements and Form 10-Q.

The Registrant intends to file the Quarterly Report on Form 10-Q within the prescribed period allowed by Rule 12-25 promulgated under the Securities Exchange Act of 1934, as amended although there can be no assurance that this will prove to be the case.

Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

John D. Wille	609	219-0930

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
[  ] Yes     [X] No
If the answer is no, identify report(s):  Form 10-K for the year ended February 28, 2007

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes     [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ascendia Brands, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 10, 2007	By:	/s/ Steven R. Scheyer Steven R. Scheyer Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ASCENDIA BRANDS, INC.

Attachment A

As preparation of the Company’s financial statements are not yet complete, as described in Part III, all amounts and percentages described below are estimates as of the date of the filing of the attached Form 12b-25.

THIRTEEN WEEKS ENDED MAY 26, 2007 COMPARED TO THE THIRTEEN WEEKS ENDED MAY 27, 2006

NET SALES

Consolidated net sales for the thirteen weeks ended May 26, 2007 were $42.0 million, an increase of $17.1 million (68.8%) when compared to net sales of $24.8 million for the thirteen weeks ended May 27, 2006. This quarter was favorably impacted by the Company’s acquisition on February 9, 2007 of the former Coty Brands, which contributed $16.5 million in net sales during the current quarter. Excluding this impact of the Coty acquisition, net sales increased by $0.7 million (+3%) compared to prior year.

GROSS PROFIT

Consolidated gross profit increased to $12.4 million for the thirteen weeks ended May 26, 2007 compared to $4.7 million for the thirteen weeks ended May 27, 2006. As percentage of net sales, consolidated gross profit was 29.5% and 18.7%, respectively for the thirteen weeks ended May 26, 2007 and May 27, 2006. The current quarter gross margin percentage and gross margin were favorably impacted by the Company’s acquisition of the former Coty brands which contributed an incremental $7.8 million to gross profit in the current quarter. The current quarter gross profit includes $2.2 million expense for the step-up in the value of the acquired Coty inventory as part of the purchase price allocation in accordance with SFAS 141. Excluding this step-up, the Coty brands contributed $10.0 million to current quarter gross profit.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses were $12.2 million for the thirteen weeks ended May 26, 2007 compared to $4.0 million for the thirteen weeks ended May 27, 2006. The increase of $8.2 million is partially attributable to factors associated with company’s acquisition of the Coty brands in February 2007. The Coty asset acquisition accounts for $2.3 million relating to the amortization of intangibles assets, $1.8 million in expense related to the Transition Services Agreement with Coty and $1.0 million in advertising and consumer promotion. Other expenses incurred in the quarter contributing to the increase compared to prior period were executive salaries and bonuses of $1.6 million, stock compensation of $0.6 million and severance payments of $0.2 million.

OTHER INCOME (EXPENSE)

Total other expense increased from $3.5 million for the period ended May 27, 2006 to $6.0 million for the period ended May 26, 2007. Interest expense on funded debt was $7.0 million for the thirteen weeks ended May 26, 2007 compared to $2.5 million for the thirteen weeks ended May 27, 2006. This increase was due primarily to the additional debt incurred to finance the Coty acquisition. Partially offsetting this increase was $1.3 million in income in the current quarter as a result of the change in fair value of the company’s compound derivative liability.

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